

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



02017705

NO ACT
P.E 12-26-2001
1-63305

February 15, 2002

Act 1934
Section
Rule 14A-8
Public Availability 2/15/2002

Lauran D'Alessio
Assistant Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100 WS 3B-45
Whitehouse Station, NJ 08889

Re: Merck & Co., Inc.
Incoming letter dated December 26, 2001

Dear Ms. D'Alessio:

This is in response to your letter dated December 26, 2001 concerning the shareholder proposal submitted to Merck by Robert D. Morse. We also have received a letter from the proponent dated December 30, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorsetown, NJ 08057-2717

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-45
Whitehouse Station NJ 08889
Tel 908 423 1000
Fax 908 735 1216

December 26, 2001



Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal

Dear Sir or Madam:

Merck & Co., Inc. (the "Company") a New Jersey corporation, has received a shareholder's proposal (the "Proposal") from Robert D. Morse (the "Proponent") for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders (the "Proxy Materials"). The Proposal requests that the Proxy Materials include the following proposed resolution:

> Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

The Proponent's supporting statement for his Proposal is attached as Appendix A.

The Proposal may be properly omitted from the Proxy Materials in accordance with Rule 14a-8(i)(1) and 14a-8(i)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") because a vote against a director is of no legal effect in New Jersey and if implemented, the Proposal would be inconsistent with New Jersey law applicable to voting for directors.

The Proposal also may be properly excluded from the Proxy Materials in accordance with 14a-8(i)(3) as it is vague, and as such, violates the proxy rules.

DISCUSSION

The Proposal Violates New Jersey Law and is Not a Proper Subject For Shareholder Action

The Company's Proxy Statement distributed in connection with its 2001 Annual Meeting was consistent with Rule 14a-4 and the proposed form of proxy for the 2002 Annual Meeting will also be consistent with such Rule.

Directors are approved by a "plurality." This is a measure of votes received by a nominee. There is no methodology to vote "against" a nominee. The direction to a proxy to withhold a vote is a direction to not vote for a nominee. Implementation of the Proposal would permit voting in a way which would be inconsistent with the New Jersey Business Corporation Act and the

Proposal is therefore not a proper subject for shareholder action and is excludable under Rules 14a-8(i)(1) and 14a-8(i)(2). A copy of the opinion of Pitney, Hardin, Kipp & Szuch LLP , Special New Jersey counsel, to that effect is attached as Appendix B.

The Proposal Violates the Proxy Rules

If implemented, the Proposal would be inconsistent with Rule 14a-4, the concept in which withholding votes from nominees is embedded.

Furthermore, Rule 14a-8(i)(3) authorizes the omission of proposals that are contrary to the Commission's proxy rules and regulations, including Rule 14a-9. Proposals that are so vague and indefinite that shareholders may be unable to determine with reasonable certainty the immediate consequences of its implementation may be omitted from the proxy materials pursuant to Rule 14a-8(i)(3). *See Philadelphia Elec. Co.* (July 30, 1992) (proposal relating to the election of a committee of shareholders to consider and present certain plans to the board of directors excludable as "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.").

If adopted, the Proposal would not permit the Company, or its shareholders, to determine what particular action was required to be taken. The Proponent seeks to remove "the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management." Last year's proxy card (though it did contain information regarding signed but not voted proxies) did not contain such a statement and none is planned for inclusion in this year's Proxy Materials. Thus, the Proposal is vague and in violation of Rule 14a-8(i)(3).

Based on the foregoing, we respectfully request that the Division of Corporation Finance not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials for its 2002 Annual Meeting of Stockholders pursuant to Rule 14a-8(i)(1) and Rule 14a-8(i)(2) and Rule 14a-8(i)(3), issued under the Exchange Act.

In accordance with Rule 14a-8(j)(2) promulgated under the Exchange Act, we have enclosed six (6) copies of this letter and six (6) copies of the Proposal, including the statement in support thereof.

By copy of this letter to him, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

For your information, the Company hopes to print its Proxy Statement on or about March 7, 2002.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-4321. Kindly acknowledge receipt of this letter and the items enclosed by stamping a copy of this letter and returning same to me in the enclosed self-addressed envelope.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.

By: Lauran D'Alessio
Lauran D'Alessio
Assistant Counsel

cc: Robert D. Morse
Enc.

APPENDIX A

September 27, 2001

PROPOSAL

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

ALTERNATE PROPOSAL SUBSTITUTE

{IF CHANGES MADE AS SUGGESTED FOR UPCOMING PROXY}

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000,00 or more in Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

I propose that since Management usually suggests that Shareowners vote "AGAINST" a proposal submitted by one or more of the shareowners. then said Shareowners should likewise vote "AGAINST" the Company nominees for Director until the Directors cease the compensation programs they in turn offer Management above salary and nominal perks.

Please vote "FOR" this Proposal and "AGAINST" the Director Proposal as a right. THANK YOU.

PITNEY, HARDIN, KIPP & SZUCH LLP

(MAIL TO)
P.O. BOX 1945
MORRISTOWN, NEW JERSEY 07962-1945

(DELIVERY TO)
200 CAMPUS DRIVE
FLORHAM PARK, NEW JERSEY 07932-0950
(973) 966-6300
FACSIMILE (973) 966-1550

711 THIRD AVENUE
NEW YORK, NEW YORK 10017-4014
(212) 297-5800
FACSIMILE (212) 682-3485

125 HALF MILE ROAD
RED BANK, NEW JERSEY 07701
(732) 224-1200
FACSIMILE (732) 224-3630

December 20, 2001

Merck & Co., Inc.
One Merck Drive
Whitehouse Station, New Jersey 08889-0100

You have provided us with a copy of a shareholder proposal (the "Proposal") you received from Robert D. Morse (the "Proponent") for inclusion in the proxy materials for use in connection with your 2002 Annual Meeting of Stockholders (the "Proxy Materials"). You have requested our opinion as to whether the outcome sought by the Proposal would be consistent with New Jersey law.

We are of the opinion that the Proposal is inconsistent with the New Jersey Business Corporation Act (the "NJBCA") and, accordingly, is not a proper subject for action by shareholders of Merck & Co, Inc. (the "Company").

Rule 14a-8(i)(2) under the Securities Exchange Act of 1934, as amended, permits a company to exclude from its proxy materials a proposal if the proposal "would, if implemented, cause the company to violate any federal, state or foreign law to which it is subject." As a New Jersey corporation, the Company is subject to the NJBCA and must comply with each provision thereof.

Directors are elected by a plurality of votes cast by shareholders at an election. New Jersey law does not provide shareholders an option to vote against directors who are nominated for election. The only recognized voting options for shareholders under New Jersey law are to either vote for a nominee or to not vote for the nominee.

The Proposal if implemented would cause the Company to violate Section 14A:5-24(3) of the NJBCA, which provides that "directors shall be elected by a plurality of the votes cast at an election." Election of directors by a plurality of votes has been in the current NJBCA since 1969 and was modeled on the precursor, R.S. 14A:10-13, adopted in 1941, which provided that "[t]he persons receiving the greatest number of votes shall be the directors." The comments prepared by the drafters of the 1969 NJBCA provided that 14A:5-24(3) was a continuation of the precursor 14A:10-13. Section 14A:5-11(1) of the NJBCA reinforces the plurality voting procedure for directors by specifically noting that "whenever any action other than the election of directors, is to be taken by vote of the shareholders, it shall be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon ...." For votes other than the election of directors, a majority of votes cast is required for passage – confirming one can cast a vote "against" only in matters other than the election of directors. Voting for directors is by plurality, not majority. In New Jersey one cannot vote "against" a director.

The Proposal advocates an electoral system that overrides the provisions of Section 14A:5-24 of the NJBCA and is directly contrary to New Jersey law. In New Jersey, a vote against a nominee for election as director is of no legal effect, and as such, is not a proper subject for action by shareholders.

This opinion has been furnished to you solely in connection with submission of your request for a no-action letter from the Securities and Exchange Commission and may not be relied upon for any other purpose. Without the prior written consent of this firm, this opinion may not be quoted in whole or in part or otherwise referred to in any other document or be relied upon, or filed, delivered or used, in whole or in part, by any person other than the addressee.

Very truly yours,



Pitney, Hardin, Kipp & Szuch LLP

September 27, 2001

PROPOSAL

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

ALTERNATE PROPOSAL SUBSTITUTE

{IF CHANGES MADE AS SUGGESTED FOR UPCOMING PROXY}

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000,00 or more in Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

I propose that since Management usually suggests that Shareowners vote "AGAINST" a proposal submitted by one or more of the shareowners, then said Shareowners should likewise vote "AGAINST" the Company nominees for Director until the Directors cease the compensation programs they in turn offer Management above salary and nominal perks.

Please vote "FOR" this Proposal and "AGAINST" the Director Proposal as a right. THANK YOU.




RECEIVED
JAN 23 2002
187

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
December 30, 2001

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Request for deletion of Proposal
Merck & Co., Inc.

Letter of December 26, 2001
Rules: 14a-4,14a-8[i][1], 14a-8[i][2], 14a8[I][3]

Ladies and Gentlemen:

I wish to make the following statements:

The Proponent challenges the Rules application in that the N.J. Business Corporation Act, State Rules and Corporate Rules are in violation of an American's 'Right of Dissent'. Since it is quite evident from other Corporate presentations, namely, that Directors are elected by means of a "plurality" vote in the States of Delaware, New Jersey, New York, Virginia, and perhaps other states. The 'Plurality" type of voting prohibits an "Against" choice. The nominees names presented for election are usually the exact number needed to fill the vacancies, and there are no opponents to choose from. A vote is either for all, partial, or abstain, therefore, there are NO losers.

The Laws and Rules are described as "Promulgated", giving a false impression as to the fairness of such. A more accurate word is: "Contrived", since the outcome prevents a shareholder from voting in opposition, as noted above, a violation of Rights !

One might ask: Why is Management so intent in squashing all opposition to their continuance in office by means of their continual choice of director nominees who in turn can elect the Management, and determine the remuneration ? These persons are not the primary cause of a Company's success, it is the Product or Service, plus good advertising, and the use of talented persons who formulate the Product or Services, etc.

How can a few plainly written sentences be construed as "false and misleading" to the shareholders ? Again we have some self-appointed mind readers using their talents to obstruct a legitimate Proposal. Further, I am NOT "impugning" a person's character in calling attention to an unfair Law or Rule, and the resulting win for the Management.

My quote "if applicable" I repeat: The Company does not "own" a signed but unvoted proxy, it being the property of the petitioned shareholder. We are asked to agree to unlisted and unknown procedures. If I saw a person not using their money or assets, could I notify them of the circumstance, and then relieve them of same ? NO WAY !

6 Copies to SEC, 2 for Co. & Rep.

Sincerely, Robert D. Morse
Robert D. Morse

This rhyme is for stress relief.
Not a part of the presentation.

BEGINNER'S LESSON

This is a cat.

This cat is black.

Did someone say: "Scat ?"

This is where it sat.

PRIORITY

If your life is rather dull
Then you need to make it full.
Find a program, eating is out,
Else you'll become rather stout.
Donate some time to a cause,
And you will feel like Santa Claus.

HIGH HOE !

"High hoe !, High hoe !,
It's off to work we go".
If you hold your hoe on high,
You may look mighty spry,
But, unless you lower the hoe,
To chop the weeds, produce won't grow.

DON'T TELL ME !

Don't you tell me what to do,
I know how to cook a stew.
I turn the heat to the highest flame,
When it boils over, I take the blame.
When somebody phones, I cut them short,
But don't tell me: "I'm a sad sort".
I know how to write a letter,
But someone near does it better.
I don't put words in play,
Simply because I have nothing to say.

Robert Dennis Morse


TC Webb

TRANQUILITY

If you wish to enjoy tranquility,
You must maintain visibility.
Always observe Natures' show,
To see the scenes that come and go.
For instance, watching chickens in a pen,
Owning some might become a yen.
It is so easy for one to relax,
While obtaining a picture and pay no tax

Robert Dennis Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 15, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated December 26, 2001

The proposal requests that the board make particular revisions to its proxy materials.

We are unable to concur in your view that Merck may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Merck may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to conclude that Merck has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that Merck may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Merck may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Merck may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Grace K. Lee
Attorney-Advisor